Exhibit 99.1

FOR IMMEDIATE RELEASE

For additional information please contact:
Investor Relations
Adriande los Santos
IR@axtel.com.mx

AXTEL SELECTS MOTOROLA AS FIRST WIMAX VENDOR

•	Motorola will provide access points (radiobase stations) and CPE’s for initial WiMAX deployment,

•	AXTEL expects to deploy WiMAX technology in existing and new cities within 12 months.

San Pedro Garza Garcia, Mexico, January 11, 2008 - Axtel, S.A.B. de C.V. (BMV: AXTELCPO; OTC: AXTLY) (“AXTEL”), a fixed-line integrated telecommunications company, today announced that Motorola de Mexico S.A. and Motorola Inc. (NYSE: MOT) (“Motorola”) have been selected as the first vendor to provide access points, core network equipment, associated services and customer devices for its initial deployment of the Worldwide Interoperability for Microwave Access (WiMAX) technology.

WiMAX is a new IP-based voice and data wireless technology designed to deliver voice and data solutions, under fixed, portable, nomadic and mobile environments, to residential and business customers. Differentiated from other IP-based technologies, WiMAX provides quality of service and guaranteed reliability in accordance with grade of service standards for global telecommunications companies. Full mobile voice and data WiMAX solutions are expected to become available by year-end 2008 or beginning 2009.

AXTEL will purchase from Motorola equipment to install 802.16e WiMAX radiobase stations (access points), voice and data customer premise equipment, or CPE’s, and PCMCIA cards. Indoor CPE’s with wi-fi functionality and USB dongles will also be available for WiMAX. Laptops, PDA’s and handsets with WiMAX embedded chipsets should be available by the end of this year or beginning 2009.

With WiMAX technology, AXTEL’s residential and business customers will have further availability of virtual private network solutions (VPN’s) and secured access to high-speed Internet in all of AXTEL’s coverage areas.

“AXTEL becomes the first telecommunications company to introduce the new WiMAX technology in Mexico, supporting AXTEL’s multi-technology strategy where customers are served using the most efficient technological solutions maximizing our return on investment. This deployment strengthens AXTEL’s clear convergence strategy of providing fixed and mobile telecommunications services on a single network,” stated Tomas Milmo Santos, AXTEL’s Chairman and Chief Executive Officer.

Deployment of WiMAX technology has begun in Monterrey, Puebla and Guadalajara, with more cities coming soon. The standardization and interoperability benefits of WiMAX should be translated in cost benefits and vendor compatibility for AXTEL.

About AXTEL
AXTEL is a Mexican telecommunications company that provides local and long distance telephony, broadband Internet, data and built-to-suit communications solutions in 27 cities and long distance telephone services to business and residential customers in over 200 cities. AXTEL provides telecommunications services using a suite of technologies including FWA, WiMAX, copper, fiber optic, point to multipoint radios and traditional point to point microwave access, among others.

Visit AXTEL’s Investor Relations Center at www.axtel.com.mx